Exhibit 99.1

October 6, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Gazit-Globe Ltd. (the "Company") Application to Appeal Court Ruling Denying Application for Discovery and Inspection of Documents as a Prerequisite to an Application for a Derivative Lawsuit

Further to the immediate report of the Company dated January 18, 2016 and August 11, 2016, regarding the decision of Department of Economic Affairs at the Tel-Aviv District Court to reject the application filed with such Court by a shareholder of the Company, against the Company and its subsidiary, Gazit-Globe Israel (Development) Ltd., for discovery and inspection of documents, as a prerequisite to the application for a derivative lawsuit against the defendants and their officers and directors, with respect to alleged failures regarding investments made in Amos Luzon Entrepreneurship and Energy Ltd. (formerly U. Dori Group Ltd.) and resulting damages suffered by such Companies, the plaintiff has subsequently filed a request with the Israeli Supreme Court to be granted permission to appeal the District Court's decision. The Company reported that on October 5, 2016, the Israeli Supreme Court ruled that the Company should respond to the plaintiff's request to be granted permission to appeal the aforesaid decision of the Tel-Aviv District Court.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.